FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 26, 2007

Exhibit 99.9

China Medical Technologies Reports Second Quarter Financial Results

FISH Generates Reagent Revenue

Company Raises FY2007 Targets

Beijing, China, November 20, 2007—China Medical Technologies, Inc. (the "Company") (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the second quarter ended September 30, 2007 (“2Q FY2007”). The Company’s 2007 fiscal year ends on March 31, 2008.

2Q FY2007 Highlights

•	Net revenues increased by 63.5% year-over-year to RMB214.9 million (US$28.7 million).

•	Non-GAAP adjusted net income, as defined below, increased by 38.8% year-over-year to RMB105.1 million (US$14.0 million).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 37.5% year-over-year to RMB3.78 (US$0.50).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased to report another strong quarter,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “Our FISH equipment has been placed with over 100 leading hospitals and has generated recurring reagent revenue in September quarter. We expect the FISH reagent revenue to increase rapidly in the following quarters. We are also encouraged by the approval of the Korean FDA on our HIFU system after receipt of the conditional approval from the US FDA for our IDE application. We believe the benefits of HIFU treatment for cancer patients will be gradually recognized by the global medical community over time.”

2Q FY2007 Financial Results

The Company reported net revenues of RMB214.9 million (US$28.7 million) for 2Q FY2007, representing a 63.5% increase from the corresponding period of FY2006.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems. ECLIA and FISH system sales include the sales of equipment and reagent kits.

ECLIA system sales for 2Q FY2007 were RMB92.6 million (US$12.4 million), representing an 80.0% increase from the corresponding period of FY2006. The strong year-over-year growth in the ECLIA system sales reflected the increasing utilization of ECLIA analyzers by hospitals and the introduction of new reagents, both of which drove increasing demand for reagent kits.

FISH system sales for 2Q FY2007 were RMB30.8 million (US$4.1 million) after the launch of our FISH systems in June quarter.

HIFU tumor therapy system sales for 2Q FY2007 were RMB91.5 million (US$12.2 million), representing a 14.4% increase from the corresponding period of FY2006. The year-over-year growth in this sector was driven primarily by increases in unit sales and selling price.

Gross margin decreased to 61.5% for 2Q FY2007 as compared to 71.9% for the corresponding period of FY2006. The decrease in gross margin was due to the amortization of FISH intangible assets of RMB18.5 million (US$2.5 million) and FISH equipment sales which generated lower gross margin. Future FISH reagent sales will generate recurring revenue and higher gross margin for the Company. Excluding the impact of FISH amortization, gross margin would be 70.1%.

Research and development expenses were RMB8.1 million (US$1.1 million) for 2Q FY2007, representing a 3.4% year-over-year decrease. The slight decrease was primarily due to the completion of pre-clinical trials in the United States. The Company is in the preparation for the clinical trials in the United States and expects to conduct the trials in early 2008.

Sales and marketing expenses were RMB6.6 million (US$0.9 million) for 2Q FY2007, representing a 48.5% year-over-year increase. The increase was primarily due to more participation in exhibitions and more promotional events relating to the FISH business.

General and administrative expenses were RMB20.9 million (US$2.8 million) for 2Q FY2007, representing a 74.0% year-over-year increase. The increase was primarily due to an increase in relevant employees to accommodate the Company’s rapid growth and stock compensation expense arising from a grant of restricted stocks and stock options in June 2007.

Interest income was RMB7.8 million (US$1.0 million) for 2Q FY2007, representing a 2.3% decrease from the corresponding period of FY2006.

Interest expense of convertible notes was RMB9.9 million (US$1.3 million) for 2Q FY2007. The notes bear interest at 3.5% per annum.

Other interest expense of RMB1.2 million (US$0.2 million) for 2Q FY2007 was due to notional interest in connection with the present value discounting of long term other payable of US$10 million for the final payment of the FISH acquisition due in February 2009.

Amortization of convertible notes issuance cost of RMB2.0 million (US$0.3 million) for 2Q FY2007 was due to the US$150 million convertible notes issued in November 2006. The issuance cost is amortized over the five year term of the convertible notes.

Income tax expense was RMB13.9 million (US$1.8 million) for 2Q FY2007 and the effective tax rate for 2Q FY2007 was 15.2%. One of the Company’s PRC subsidiaries is entitled to an income tax concession at a rate of 10% which will expire in December 2007.

Under the Enterprise Income Tax Law effective January 1, 2008, China will adopt a uniform tax rate of 25% for all enterprises with certain preferential income tax rates including 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) are expected to be promulgated before the end of 2007. The Company currently believes the IRRs to have no impact on its qualification as a hi-tech enterprise, and believes its current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs results in a change such that the Company will no longer qualify as a hi-tech enterprise, it will be required to pay income tax in accordance with the IRRs starting on January 1, 2008.

Net income was RMB77.4 million (US$10.3 million) for 2Q FY2007, representing an 8.0% increase from the corresponding period of FY2006.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB105.1 million (US$14.0 million) for 2Q FY2007, representing a 38.8% increase from the corresponding period of FY2006. The lower growth rate compared to net revenues was primarily due to convertible note expenses of RMB11.9 million (US$1.6 million).

Stock compensation expense for 2Q FY2007 was RMB5.5 million (US$0.7 million) which was allocated to research and development expenses (RMB0.5 million) and general and administrative expenses (RMB5.0 million).

Amortization of acquired intangible assets for 2Q FY2007 was RMB22.2 million (US$3.0 million) which was recorded as cost of revenues.

As of September 30, 2007, the Company’s cash balance was RMB994.2 million (US$132.7 million). Net operating cash flow for 2Q FY2007 was RMB108.9 million (US$14.5 million).

As of September 30, 2007, the Company’s accounts receivable was RMB227.3 million (US$30.3 million), representing an increase of 5.6% from the balance at June 30, 2007. The accounts receivable turnover days improved to 119 days from previous 129 days.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.4928 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, September 28, 2007.

Outlook for FY2007

The Company has revised the current targets for FY2007 based on better than expected ECLIA reagent business. The revised targeted net revenues for FY2007 range from RMB860 million (US$114.8 million) to RMB885 million (US$118.1 million) from the previous range of RMB830 million to RMB870 million. The revised targeted net revenues represent a year-over-year increase of 57.2% - 61.8%.

The revised targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB410 million (US$54.7 million) to RMB420 million (US$56.1 million) from the previous range of RMB390 million to RMB410 million. The revised targeted adjusted net income represents a year-over-year increase of 32.3% - 35.5%.

The revised targeted adjusted diluted earnings per ADS excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB14.80 (US$1.98) to RMB15.10 (US$2.02) from the previous range of RMB14.15 to RMB14.80 assuming a diluted number of ADS of 31,000,000 and excluding interest for convertible notes and amortization of convertible notes issuance cost.

These targets are based on the Company’s current views on the operating and market conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because such measures enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 p.m., Eastern Time on November 20, 2007 (or 9:00 a.m. Beijing/Hong Kong time on November 21, 2007) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number 1-800-320-2978

-	International dial-in number 1-617-614-4923

-	Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 p.m., Eastern Time on November 21, 2007.

The dial-in details for the replay are as follows:

-	U.S. Toll Free Number 1-888-286-8010

-	International dial in numbers 1-617-801-6888

-	Passcode 25502537

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For other information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2007, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

China Medical Technologies, Inc.

Winnie Fan

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2007	June 30, 2007 Restated (1)	September 30, 2007
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,173,640	1,145,271	994,214	132,689
Trade accounts receivable	201,778	215,335	227,317	30,338
Prepayments and other receivables	41,484	45,568	28,175	3,761
Inventories	27,991	31,902	34,423	4,594

Total current assets	1,444,893	1,438,076	1,284,129	171,382

Property, plant and equipment, net	135,792	147,075	151,333	20,197
Intangible assets, net	1,565,362	1,523,530	1,480,877	197,640
Lease prepayments, net	7,619	7,573	7,525	1,004
Prepayment and other receivable	—	—	164,842	22,000
Deferred income taxes	542	294	46	6
Convertible notes issuance costs	38,020	35,447	32,898	4,391

Total assets	3,192,228	3,151,995	3,121,650	416,620

Liabilities
Current liabilities
Trade accounts payable	47,847	55,499	47,036	6,277
Accrued liabilities and other payables	594,489	519,555	510,938	68,191
Income tax payable	38,467	39,252	43,731	5,836
Dividend payable	—	83,306	—	—

Total current liabilities	680,803	697,612	601,705	80,304

Convertible notes	1,158,480	1,141,800	1,123,920	150,000
Other payable – long term	67,206	67,794	67,902	9,062

Total liabilities	1,906,489	1,907,206	1,793,527	239,366

Shareholders’ equity
Ordinary shares
US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and outstanding as of March 31, 2007 and June 30, 2007 and 274,000,001 issued and outstanding as of September 30, 2007	225,125	225,125	225,425	30,086
Additional paid-in capital	504,795	506,174	515,909	68,854
Accumulated other comprehensive loss	(21,335)	(25,181)	(29,267)	(3,906)
Retained earnings	577,154	538,671	616,056	82,220

Total shareholders’ equity	1,285,739	1,244,789	1,328,123	177,254

Total liabilities and shareholders’ equity	3,192,228	3,151,995	3,121,650	416,620

Note:

(1)	Adjustments have been made to restate certain numbers including the increase in intangible assets and relevant amortization, the recognition of a deferred credit and the decrease in goodwill and deferred income taxes liabilities based on the final purchase price allocation in connection with FISH acquisition upon completion of independent valuation.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2006	June 30, 2007 Restated (2)	September 30, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net (1)	131,411	151,490	214,896	28,680
Cost of revenues	(36,973)	(64,364)	(82,687)	(11,036)

Gross profit	94,438	87,126	132,209	17,644
Operating expenses:
Research and development	(8,377)	(9,779)	(8,096)	(1,081)
Sales and marketing	(4,457)	(5,755)	(6,618)	(883)
General and administrative	(12,026)	(13,946)	(20,929)	(2,793)

Total operating expenses	(24,860)	(29,480)	(35,643)	(4,757)

Operating income	69,578	57,646	96,566	12,887
Other income	1,100	100	—	—
Interest income	7,970	8,694	7,785	1,039
Interest expense- convertible notes	—	(10,078)	(9,920)	(1,324)
Interest expense- other	—	(1,569)	(1,180)	(157)
Amortization of convertible notes issuance cost	—	(2,043)	(2,011)	(268)

Income before tax	78,648	52,750	91,240	12,177
Income tax expense	(7,001)	(7,927)	(13,855)	(1,849)

Net income	71,647	44,823	77,385	10,328

Earnings per ADS - basic	2.62	1.71	2.95	0.39

- diluted (3)	2.62	1.70	2.88	0.38

Weighted average number of ADS - basic	27,360,000	26,196,308	26,210,004	26,210,004

- diluted (3)	27,381,116	26,317,214	30,989,602	30,989,602

Notes:
(1) Revenues, net

- ECLIA	51,434	79,051	92,585	12,357
- FISH	—	14,442	30,801	4,111
- HIFU	79,977	57,997	91,510	12,212

	131,411	151,490	214,896	28,680

(2)	Adjustments have been made to restate certain numbers including the increase in intangible assets and relevant amortization, the recognition of a deferred credit and the decrease in goodwill and deferred income taxes liabilities based on the final purchase price allocation in connection with FISH acquisition upon completion of independent valuation.
(3)	In computing diluted earnings per ADS for the three months ended September 30, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing by the diluted number of ADS because potential shares from the conversion of convertible notes were included. For the three months ended June 30, 2007, the total number of potential shares to be converted pursuant to the conversion of convertible notes was not included in the computation of diluted earnings per ADS because to do so would have been anti-dilutive.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended
	September 30, 2006	June 30, 2007 Restated (1)	September 30, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	71,647	44,823	77,385	10,328
Adjustments:
Stock compensation expense	319	1,379	5,538	739
Amortization of acquired intangible assets	3,729	22,475	22,182	2,960

Non-GAAP adjusted net income	75,695	68,677	105,105	14,027

GAAP earnings per ADS
- basic	2.62	1.71	2.95	0.39

- diluted (2)	2.62	1.70	2.88	0.38

Non-GAAP adjusted earnings per ADS
- basic	2.75	2.62	4.01	0.54

- diluted (2)	2.75	2.61	3.78	0.50

Weighted average number of ADS
- basic	27,360,000	26,196,308	26,210,004	26,210,004

- diluted (2)	27,381,116	26,317,214	30,989,602	30,989,602

Notes:

(1)	Adjustments have been made to restate certain numbers including the increase in intangible assets and relevant amortization, the recognition of a deferred credit and the decrease in goodwill and deferred income taxes liabilities based on the final purchase price allocation in connection with FISH acquisition upon completion of independent valuation.
(2)	In computing diluted GAAP and non-GAAP earnings per ADS for the three months ended September 30, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing by the diluted number of ADS because potential shares from the conversion of convertible notes were included. For the three months ended June 30, 2007, the total number of potential shares to be converted pursuant to the conversion of convertible notes was not included in the computation of diluted earnings per ADS because to do so would have been anti-dilutive.